                                                                      Exhibit 28




                      IN THE UNITED STATES DISTRICT COURT
                       FOR THE SOUTHERN DISTRICT OF OHIO
                                EASTERN DIVISION

                                           :
LUXOTTICA GROUP S.p.A., et al.,            :   Civil Action C-2-95-244
                                           :
    Plaintiffs,                            :   Judge Graham
                                           :
vs.                                        :   MOTION AND MEMORANDUM IN
                                           :   SUPPORT OF THE UNITED STATES
THE UNITED STATES SHOE                     :   SHOE CORPORATION AND ITS
CORPORATION, et al.,                       :   DIRECTORS TO DISMISS COUNTS SIX
                                           :   THROUGH EIGHT AND ELEVEN
    Defendants.                            :   THROUGH THIRTEEN OF
                                           :   PLAINTIFFS' THIRD AMENDED
                                           :   COMPLAINT
                                           :

- -------------------------------------------------------------------------------

         Pursuant to Rule 12(b)(1) and (6) of the Federal Rules of Civil Procedure, Defendants The United States Shoe Corporation and its Directors move to dismiss Counts Six through Eight and Eleven through Thirteen of Plaintiffs' Third Amended Complaint. The grounds for the Motion are that the claims have not been brought derivatively on behalf of all shareholders of the Company as required by Rule 23.1 of the Federal Rules of Civil Procedure, that Plaintiffs cannot fairly and adequately represent the interests of the shareholders, that diversity of citizenship does not exist to support subject-matter jurisdiction under 28 U.S.C. Section 1332, and that the Court should decline to exercise supplemental jurisdiction over the novel and complex state law claims, most of which are already pending in shareholder suits filed in Ohio state courts.

The Motion is supported by the following Memorandum In Support and by the Affidavits of Albert M. Kronick and D. Scott Gurney attached hereto.

                                       Respectfully submitted,

                                       /s/ Joseph J. Dehner
                                       ----------------------------------------
                                       Joseph J. Dehner  (0011321)
                                       Trial Attorney for Defendants The United
                                       States Shoe Corporation and its Directors
                                       2500 PNC Center
                                       201 East Fifth Street
                                       Cincinnati, Ohio 45202
                                       (513) 651-6800

OF COUNSEL

Michael Yarbrough
FROST & JACOBS
One Columbus
10 West Broad Street
Columbus, Ohio  43215
(614) 464-1211

Frederick J. McGavran
Grant S. Cowan
D. Scott Gurney
Adam P. Hall
FROST & JACOBS
2500 PNC Center
201 East Fifth Street
Cincinnati, Ohio 45202
(513) 651-6800

                             MEMORANDUM IN SUPPORT


I.       INTRODUCTION

         On the same day that Plaintiffs commenced a cash tender offer for all of the outstanding shares of Defendant The United States Shoe Corporation ("the Company" or "U.S. Shoe"), Plaintiffs commenced this action. There can be no doubt that the sole purpose in pursuing the action is to further Plaintiffs' desire to obtain the shares of the Company at the cheapest possible price.
That desire is directly antagonistic to the best interests of the other shareholders.

         In their Third Amended Complaint ("the Complaint"), Plaintiffs assert fourteen claims against the Company and its Directors ("the Directors"). Counts Six through Eight and Eleven through Thirteen of Plaintiffs' Third Amended Complaint should be dismissed for the following reasons:

         1. The claims are state law claims that must be brought derivatively, on behalf of all shareholders of the Company, because the only shareholder Plaintiff in this action, Avant-Garde Optics, Inc. ("Avant-Garde"), has not alleged and cannot claim any injuries separate and distinct from the other shareholders. Furthermore, Plaintiffs cannot fairly and adequately represent the interests of the shareholders.

         2. Counts Eleven through Thirteen are claims that must be brought by a shareholder, derivatively, but none of them are brought by a shareholder. Complaint, Paragraph 4 ("Avant-Garde is a Plaintiff as to Counts Six through Ten.")

         3. There is no diversity jurisdiction to support the state laws claims and such claims are not appropriate for the Court's exercise of supplemental jurisdiction.

II.      STATEMENT OF ALLEGED FACTS

         On March 3, 1995, Plaintiffs Luxottica Group S.p.A. and Luxottica Acquisition Corp. (collectively referred to as "Luxottica") commenced a cash tender offer for all outstanding shares of the Company. Complaint, Paragraph
16. According to the Complaint, Avant-Garde is a wholly-owned subsidiary of Luxottica Group S.p.A. and has been a shareholder of the Company since November 7, 1994. Complaint, Paragraph 4.

         The Court has already ruled on Counts Three, Four and Five relating to the constitutionality of the Ohio Control Share Acquisition Act. The Court has also ruled on Count Nine, which sought to permit Avant-Garde to examine and copy the shareholder records of the Company and to obtain information sought by a certain demand letter sent by Avant-Garde to the Company, and Count Ten, which sought a declaration by the Court that the close of business, March 17, 1995, is the valid and effective record date for a certain special meeting (the "831 Special Meeting"). Counts One and Two, which are not brought by Avant-Garde (Complaint, Paragraph 4), seek to have portions of the Ohio Take-Over Act declared unconstitutional. Count Fourteen seeks judgment declaring that the
Schedule 14D-9 filed by the Company violates the Williams Act, 15 U.S.C. Section 78n(e).

         The remaining Counts, Counts Six through Eight and Counts Eleven through Thirteen, are state law claims alleging that the Directors of the Company have breached their fiduciary duties to the Company's shareholders and that the proposed sale of the Company's Footwear Group to Nine West Group Inc. cannot be consummated without shareholder authorization and shareholder approval. Complaint, Paragraph 2. These claims are the subject of this Motion.

         Count Six alleges generally that the Company's "Poison Pill"(1) Plan violates Ohio Rev. Code Chapter 1701. Complaint, Paragraphs 94-97. Specifically, Count Six alleges:

                 The amount of dividend U.S. Shoe would be required to pay under the Poison Pill Plan would create an unlawful disposition of all of U.S. Shoe's assets in violation of Ohio Rev. Code Section 1701.76 or a voluntary dissolution of U.S. Shoe without requisite shareholder approval in violation of Ohio Rev. Code Section 1701.86.

         Count Seven alleges generally that the failure of the Directors to redeem the Rights issued pursuant to the Company's "Poison Pill" violates the fiduciary duties of the Directors. Complaint, Paragraphs 100-103. Specifically, Count Seven alleges:

                 U.S. Shoe's refusal to redeem the Rights denies U.S. Shoe's shareholders the right freely to consider the Tender Offer on its merits and to accept the Tender Offer if they choose to do so. Complaint, Paragraph 103 (emphasis added)

         Count Eight alleges generally that the failure of the Directors who are not officers of the Company to approve the Tender Offer violates their fiduciary duties. Complaint, Paragraphs 106-109. Specifically, Count Eight alleges:

                 The failure of the members of U.S. Shoe's Directors who are not officers of the Corporation to approve the Tender Offer and thus render the Poison Pill Plan inapplicable denies U.S. Shoe's shareholders the right freely to consider the Tender Offer on its merits and to accept the Tender Offer if they choose to do so. Complaint, Paragraph 109 (emphasis added)

         Count Eleven alleges generally that the Directors' actions in responding to Plaintiffs' "acquisition proposals" constitute a violation of the Directors' fiduciary duties. Complaint, Paragraphs 124-135. Specifically, Count Eleven alleges:


- ---------------------------
         (1) The Complaint at paragraphs 45 through 67 provides a detailed description of the "Poison Pill Plan," more accurately referred to as "the Rights Agreement."

                 The refusal of U.S. Shoe's directors to negotiate with Luxottica Group and Luxottica Acquisition constitutes a violation of the duties imposed upon directors pursuant to Ohio R.C. Section 1701.59...U.S. Shoe's directors have acted unreasonably and in violation of the duties of care, loyalty and candor owed by them to U.S. Shoe shareholders. Complaint, Paragraph 129 (emphasis added)

         Count Eleven further alleges that certain actions undertaken by the Directors (e.g., the adoption of certain amendments to its Pension Plan, the approval of certain bonuses, the adoption of a new retirement plan for its outside directors, and the adoption of the Economic Bridge Program providing benefits to a broad-base group of its full-time employees in the event of termination)--all of which were took place before Luxottica launched its tender offer--violate the Directors' fiduciary duties. Complaint, Paragraphs 130-134. Specifically, Count Eleven alleges:

                 The foregoing actions, each of which had the effect of providing or increasing benefits for U.S. Shoe's directors, management, and employees, were adopted by U.S. Shoe and its directors in response to the acquisition proposal made by Luxottica Group. Such actions were taken for the purpose of entrenching management and increasing the cost of acquiring all of U.S. Shoe's outstanding shares in an all cash, fully funded, non-coercive Tender Offer, and operate to the detriment of U.S. Shoe's shareholders. Such actions of U.S. Shoe's directors violated the directors' fiduciary duties to U.S. Shoe shareholders. Complaint, Paragraph 135 (emphasis added)

         Count Twelve alleges generally that the Directors violated O.R.C.
Section 1701.76 by failing to secure shareholder approval of the sale of the Company's Footwear Group to Nine West Group, Inc. Complaint, Paragraphs 138-142. Specifically, Count Twelve alleges:

                 U.S. Shoe's agreement and proposed transaction with Nine West would substantially affect the existence and purpose of U.S. Shoe as a corporate entity and would fundamentally change the nature of the shareholders' investment in U.S. Shoe. Therefore, the agreement and proposed transaction with Nine West must be approved by U.S. Shoe's shareholders. Complaint, Paragraph 139 (emphasis added)

         Count Thirteen alleges generally that the proposed sale of the Company's Footwear operations violates its Articles of Incorporation and cannot be consummated without an amendment to the Articles which in turn can only be adopted by a shareholder vote. Complaint, Paragraphs 145-149. Specifically, Count Thirteen alleges:

                 U.S. Shoe's agreement and proposed transaction with Nine West is contrary to the purpose set forth in its Articles of Incorporation, since it would result in U.S. Shoe no longer being engaged in the manufacture, sale and distribution of footwear. Completion of the Nine West transaction would substantially affect the purpose of U.S. Shoe as a corporate entity. Accordingly, the Nine West transaction requires that the shareholders amend the Articles of Incorporation to change the statement of corporate purpose. Complaint, Paragraph 147 (emphasis added).

III.     ARGUMENT

         A. Counts Six through Eight and Eleven through Thirteen Must Be Dismissed Because They Are Not Brought As Derivative Actions by a Representative Shareholder

                 1.       These Counts Must be Filed as Derivative Claims

         Shareholder derivative actions are governed by Fed. R. Civ. P. 23.1, and federal courts apply the law of the state in which the company is incorporated. Brown v. Ferro Corp., 763 F. 2d 798, 802-803 (6th Cir. 1985). Because the Company is incorporated in Ohio, Ohio law governs the disposition of whether Plaintiffs' claims are derivative in nature.

         Under Ohio law, in analyzing whether a complaint states a derivative claim or a direct claim, the court is required to look to the nature of the alleged wrong. Grand Council of Ohio v. Owens (1993), 86 Ohio App. 3d 215, 220, 620 N.E. 2d 234. The Ohio Supreme Court has held that "a court must preliminarily determine if the pleadings state injury to the plaintiff upon an individual claim as distinguished from an injury which indirectly affects the shareholders or affects them as a whole." Adair v. Wozniak (1986), 23 Ohio St. 3d 174, 176, 492 N.E. 2d 426. As a general proposition, actions for breach of fiduciary duties are to be brought in derivative suits. Owens, supra at 220.

         The claims asserted by Plaintiffs in Counts Six through Eight and Eleven through Thirteen are not individual claims. They are claims which directly affect the shareholders as a whole. In each of the Counts, Plaintiffs have not asserted an individual claim but rather a claim that the U.S. Shoe shareholders have been injured. Such claims are therefore derivative and must be brought pursuant to Fed. R. Civ. P. 23.1. As held by the Ohio Supreme
Court:

                 Where the defendant's wrongdoing has caused direct damage to corporate worth, the cause of action accrues to the corporation, not to the shareholders, even though in an economic sense real harm may well be sustained by the shareholders as a result of reduced earnings, diminution in the value of ownership, or accumulation of personal debt and liabilities from the company's financial decline. The personal loss and liability sustained by the shareholder is both duplicative and indirect to the corporation's right of action.

Adair v. Wozniak (1986), 23 Ohio St. 3d 174, 178 (A plaintiff-shareholder does not have an independent cause of action where there is no showing that he has been injured in any capacity other than in common with all other shareholders as a consequence of the wrongful actions of a third party directed towards the corporation); see also Grand Council of Ohio v. Owens (1993), 86 Ohio App. 3d 215, 221 ("The allegations contained in each of the claims of plaintiffs' complaint, i.e., corporate mismanagement, waste, negligence, and a breach of fiduciary duty to all members, are based upon rights of action which belong to the corporation itself. Inasmuch as the wrongs alleged by plaintiffs' complaint affect all shareholders equally, plaintiffs' action is derivative in nature.")

         In Drage v. Ameritrust Corp., Cuyahoga App. No. 55772 (Sept. 29,
1988), LEXIS 3972 (copy attached as Exhibit C), several shareholders filed suit in their individual capacity, alleging breach of fiduciary duties and other claims. The claims centered around the Ameritrust board's decision to purchase back the shares of the suitor, Clevebaco, in responding to a possible hostile takeover. In analyzing Delaware law to determine whether the claims were derivative or individual, the court held:

                 In the instant case, the appellants alleged in their third amended complaint that the purchase of Clevebaco's shares would constitute a waste of corporate assets, that the board breached the fiduciary duties owed to the stockholders, that the agreement was entered into to perpetuate the control of the corporate officers and directors, and that agreement [sic] would require Ameritrust to perform acts prohibited by its corporate charter and Delaware law. In none of these claims do the appellants allege injuries distinct from those suffered by the other shareholders of Ameritrust, nor do the appellants' allegations involve their contractual rights as shareholders. Therefore, under the standards of Lipton, supra,(2) the appellants' causes of action were not individual claims, but were shareholders' derivative claims.

                 2. Plaintiffs Have Not Brought Their Claims as a Derivative Action

         Fed. R. Civ. P. 23.1 provides that derivative actions must be verified and must allege (1) that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains and (2) that the action is not a collusive one to confer jurisdiction on a court of the United States which it would not otherwise have. Additionally, the complaint must also allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff

- ----------------------
         (2) Delaware law on the issue of whether claims are derivative or individual is similar to Ohio law. In Lipton v. News
Intern., PLC (Del. Supr. 1986), 514 A. 2d 1075, 1078, the court held: "To determine whether a complaint states a derivative or an individual cause of action, we must look to the nature of the wrongs alleged in the body of the complaint, not to the plaintiff's designation or stated intention."

desires from the directors or comparable authority and, if necessary, from the shareholders, and the reasons for the plaintiff's failure to obtain the action or for not making the effort. Plaintiffs' Complaint fails to state these necessary allegations.

                 3. Plaintiffs Cannot Fairly And Adequately Represent the Interests of the Shareholders

         Fed. R. Civ. P. 23.1 further provides in part:

                 The derivative action may not be maintained if it appears that the plaintiff does not fairly and adequately represent the interests of the shareholders or members similarly situated in enforcing the right of the corporation or association.

         The interests of the Company's shareholders cannot be fairly and adequately represented by Avant-Garde, a wholly-owned subsidiary of Luxottica, the tender offeror. Luxottica's interest (and thus Avant-Garde's interest) is to acquire the shares of the Company for the lowest possible price. The interests of the Company's non-tender offeror shareholders may vary as to some issues, but their unanimous interest is not to have 100% of the Company's shares sold at the lowest possible price, as Luxottica has offered.

         In Cohen v. Beneficial Loan Corp., 337 U.S. 541, 549-550, 69 S. Ct. 1221, 1227, 93 L. Ed. 1528 (1949), the Supreme Court stated:

                 ...a stockholder who brings suit on a cause of action derived from the corporation assumes a position, not technically as a trustee perhaps, but one of fiduciary character. He sues, not for himself alone, but as representative of a class comprising all who are similarly situated. The interests of all in the redress of the wrongs are taken into his hands, dependent upon his diligence, wisdom, and integrity. And while the stockholders have chosen the corporate director or manager, they have no such election as to a plaintiff who steps forward to represent them. He is a self-chosen representative and a volunteer champion.

         The Sixth Circuit, following Beneficial Loan, held that a court "may and should take into consideration 'outside entanglements making it likely that the interests of the other stockholders will be disregarded in the management of the suit.'" Davis v. Comed, Inc., 619 F. 2d 588, 593 (6th Cir. 1980)(citation omitted). The Davis court further held:

                 Should any 'ulterior' motives of plaintiffs which are inimical to their ability to adequately represent the other shareholders become manifest, the Court is free to make appropriate adjustments.

Id.

         The interests of a tender offeror shareholder are different from the
interests of other shareholders of the target corporation.   In a case
involving a tender offeror's action for damages under the Williams Act, the Supreme Court held:

                 It is clear...that Chris-Craft [the tender offeror] has not asserted standing under Section 14(e) as a Piper [target] shareholder. The reason is not hard to divine. As a tender offeror actively engaged in competing for Piper stock, Chris-Craft was not in the posture of a target shareholder confronted with the decision of whether to tender or retain its stock.

Piper v. Chris-Craft, Inc., 430 U.S. 1, 97 S. Ct. 926, 51 L.Ed. 2d 124 (1977)
(emphasis added). Similarly, in a tender offer battle pitting Mobil Corporation [tender offeror shareholder] against Marathon Oil Company [target], the Sixth Circuit emphasized the difference between the interests of a tender offeror shareholder and a target shareholder:

                 ...Mobil is not trying to sell its Marathon stock. It has no interest, as an ordinary shareholder would, in trying to raise the price of Marathon stock. Thus, Mobil cannot assert that it was injured as a shareholder by the [actions of Marathon].

Mobil Corp. v. Marathon Oil Co., 669 F. 2d 366, 371 (6th Cir. 1981). Likewise, in Nolen v. Shaw-Walker Company, 449 F.2d 506, 509 (6th Cir. 1971), the Sixth Circuit held that a shareholder who was maintaining a derivative action to force the company to merge with another company was not an adequate shareholder representative.

         Avant-Garde is a shareholder for one purpose: to facilitate the tender offer of its parent, Luxottica. Avant-Garde's interest is diametrically opposed to the interests of the Company's other shareholders. Avant-Garde wants to force the Company and its shareholders to sell at the lowest possible price to Luxottica. It cannot be considered a fair and adequate representative of the Company's shareholders.

B.      Counts Eleven through Thirteen Are Not Brought by a Shareholder

         The Complaint asserts that "Avant-Garde is a Plaintiff as to Counts
Six through Ten."   Complaint, Paragraph 4 (emphasis added).  Thus, no
shareholder is a Plaintiff as to Counts Eleven through Thirteen and, therefore, those Counts should be dismissed because Luxottica lacks standing to assert those claims against the Company and the Directors.

         C. The Court Should Exercise its Discretion and Dismiss the Supplemental State Law Claims Asserted by Plaintiffs

         The claims that U.S. Shoe moves to dismiss in this Motion arise solely under Ohio law. Contrary to the allegations in Paragraph 11 of the Complaint, this Court does not have diversity jurisdiction in this matter because one of the U.S. Shoe director defendants, Albert M. Kronick, is a citizen and resident of New York, as is Plaintiff Avant-Garde. Kronick Affidavit, attached as Exhibit A; Complaint, Paragraph 4. Thus, the Court has subject-matter jurisdiction over the state law claims pursuant only to the supplemental jurisdiction provided in 28 U.S.C. Section 1367.

         The Court may decline to exercise supplemental jurisdiction over the Ohio state law claims. 28 U.S.C. Section 1367 provides in pertinent part as follows:

                 (c) The district courts may decline to exercise supplemental jurisdiction over a claim under subsection (a) if
                 --

                          (1) the claim raises a novel or complex issue of State law,
                          (2) the claim substantially predominates over the claim or claims over which the district court has original jurisdiction,
                          (3) the district court has dismissed all claims over which it has original jurisdiction, or
                          (4) in exceptional circumstances, there are other compelling reasons for declining jurisdiction.

The Sixth Circuit has stated that the issue of whether to exercise supplemental jurisdiction turns on whether the federal claim is substantial, whether the federal and state claims derive from a common nucleous of operative fact, whether the claims would normally be expected to be tried together, and whether the exercise of jurisdiction would promote judicial economy, fairness, and convenience. Volunteer Med. Clinic, Inc. v. Operation Rescue, 948 F.2d 218 (6th Cir. 1991).

         Here, Luxottica's state law claims raise "novel" and "complex" issues relating to provisions of the Ohio Revised Code and Ohio common law. Luxottica alleges in Counts Twelve and Thirteen that U.S. Shoe's $600 million sale of the Footwear Division violates O.R.C. Section Section 1701.69, 1701.71 and 1701.76 and should therefore be enjoined. Although Luxottica's claims are factually baseless, there are no Ohio cases interpreting those sections of the Revised Code in this context. Those issues should therefore be decided by an Ohio state court. 28 U.S.C. Section 1367(c)(1).

         Luxottica's claims in Counts Seven, Eight and Eleven that the Directors have breached their fiduciary duties also raise complex questions of Ohio law regarding corporate governance and the duties and authorities of directors. Moreover, virtually identical claims are already pending in three shareholder suits filed in the Hamilton County Court of Common Pleas. Copies of the Complaints in the shareholder actions are attached to the Affidavit of D. Scott Gurney, Exhibit B. The shareholder plaintiffs allege that the U.S. Shoe directors have violated their fiduciary duties by failing to "redeem the Rights to allow Luxottica's Tender Offer to proceed." Case No. A9501172, Paragraph 42. Luxottica alleges this same claim in Count Seven of the Complaint. The shareholder plaintiffs also allege that U.S. Shoe has refused to "negotiate with Luxottica in good faith regarding a potential acquisition," Case No. A9501170, Paragraph 29 and that the directors have breached their fiduciary duties by "failing to give adequate consideration to the offer for U.S. Shoe submitted by Luxottica." Case No. A9501170, Paragraph 34. Similarly, Luxottica alleges in Count Eight that the directors have breached their fiduciary duties by not approving Luxottica's Tender Offer. The shareholder plaintiffs also allege that U.S. Shoe and its directors breached their fiduciary duties by "considering and/or adopting extreme measures to prevent the sale of the Company." Case No. A9501170, Paragraph 32. Similarly, Luxottica alleges in Count Eleven that certain actions taken by the Directors (e.g. the adoption of certain amendments to its Pension Plan, the approval of certain bonuses, and the adoption of a new retirement plan for its outside directors) violate the Directors' fiduciary duties. Complaint, Paragraphs 130 - 135.

         Luxottica's state law claims and remaining federal law claims do not derive from the same common nucleous of operative facts, and the state law claims predominate over the federal law claims. The Court has already ruled on Counts Three, Four and Five relating to the constitutionality of the Control Share Acquisition Act. The only remaining federal law claims are Counts One and Two, which challenge the constitutionality of the Ohio Take-Over Act, and Count Fourteen, which alleges that U.S. Shoe's disclosures following the Tender Offer violate the Williams Act. These claims merely relate to whether the parties would be required to disclose additional information regarding the Tender Offer. By contrast, Luxottica's state law claims seek to enjoin a $600 million transaction with Nine West and to hold the directors personally liable for breaches of their fiduciary duties based on novel and complex issues of Ohio law. Thus, the state law claims are wholly independent of, and predominate over, the remaining federal law claims and should be dismissed. 28 U.S.C. Section 1367(c)(2).

         District courts in other tender offer cases involving Williams Act claims have declined to exercise supplemental jurisdiction over state law fiduciary duty claims. Circo, Inc. v. Gold, 816 F. Supp. 253 (D. Del. 1993); Kahn v. Virginia Retirement Sys., 783 F. Supp. 266 (E.D. Vir., Richmond Div.
1992), aff'd., Kahn v. Virginia Retirement Sys., 13 F.3d 110 (4th Cir. 1993), cert. denied, Kahn v. Virginia Retirement Sys., 128 L. Ed. 2d 462, 114 S. Ct. 1834, 1994 U.S. LEXIS 3549 91994).

         IV.     CONCLUSION

         For the foregoing reasons, Counts Six, Seven, Eight, Eleven, Twelve, and Thirteen of the Complaint should be dismissed.


                                       Respectfully submitted,

                                       /s/ Joseph J. Dehner
                                       ----------------------------------------
                                       Joseph J. Dehner  (0011321)
                                       Trial Attorney for Defendants The United
                                       States Shoe Corporation and its Directors
                                       2500 PNC Center
                                       201 East Fifth Street
                                       Cincinnati, Ohio 45202
                                       (513) 651-6800

OF COUNSEL

Michael Yarbrough
FROST & JACOBS
One Columbus
10 West Broad Street
Columbus, Ohio  43215
(614) 464-1211

Frederick J. McGavran
Grant S. Cowan
D. Scott Gurney
Adam P. Hall
FROST & JACOBS
2500 PNC Center
201 East Fifth Street
Cincinnati, Ohio 45202
(513) 651-6800

                             CERTIFICATE OF SERVICE


         This is to certify that a copy of the foregoing Motion to Dismiss, Memorandum in Support and Affidavits of Albert M. Kronick and D. Scott Gurney have been sent by hand delivery to Thomas B. Ridgley, Esq., Vorys, Sater, Seymour and Pease, 52 East Gay Street, Columbus, Ohio 43216-1008 and Daniel
A. Malkoff, Assistant Attorney General, 26th Floor, 30 East Broad Street, Columbus, Ohio 43266-0410 on this 31st day of March, 1995.


                                       /s/ Michael Yarbrough
                                       ----------------------------------------